Exhibit 99.1

Enzymotec Updates Automatic Extension of its Joint Venture
Agreement with AAK until December 31, 2019

The International Court of Arbitration of the ICC has Extended the Time Limit for Rendering
the Final Award until February 29, 2016

MIGDAL HA’EMEQ, ISRAEL, January 4, 2016—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), a developer, manufacturer and marketer of innovative bio-active lipid based nutritional ingredients and medical foods, reports that neither it nor AarhusKarlshamn AB, or AAK, a Sweden-based, global producer of specialty oils that is Enzymotec's joint venture partner in Advanced Lipids AB, has issued a notice of termination of the joint venture agreement (the “JV Agreement”) to the other party by the December 31, 2015 deadline that is specified under the terms of the JV Agreement. Hence, under its terms, the JV Agreement has been automatically extended until December 31, 2019.

The Company was also recently notified that the International Court of Arbitration of the International Chamber of Commerce has extended the date for rendering its final award related to the arbitration proceedings in connection with the JV Agreement from December 31, 2015 to February 29, 2016.

About Enzymotec Ltd.
Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures, and markets innovative bio-active lipid based nutritional ingredients and medical foods, driven by a deep core of cutting-edge, proprietary technologies intended to improve people’s health.  For more information, visit www.enzymotec.com.

Forward Looking Statements
This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the following risks: A high proportion of the sales of the InFat product is sold to end users in China and to a single company; Growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand in China for our products; The demand for products based on Omega-3 and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure; Our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; We rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement in an arbitration proceeding; We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; We are dependent on a single facility that houses the majority of our operations; We may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected; We anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively; We may not be able to successfully expand our production or processing capabilities; Our ability to obtain krill may be affected by conservation regulation or initiatives; Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2015. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com